UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

**CURRENT REPORT PURSUANT TO
SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

Date of report (Date of earliest event reported): December 20, 2010

McDONALD'S CORPORATION
(Exact Name of Registrant as Specified in Charter)

Delaware	**1-5231**	**36-2361282**
(State or Other Jurisdiction	(Commission	(IRS Employer
of Incorporation)	File Number)	Identification No.)

**One McDonald's Plaza
Oak Brook, Illinois**
(Address of Principal Executive Offices)

60523
(Zip Code)

(630) 623-3000
(Registrant's telephone number, including area code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02.   Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On December 20, 2010, McDonald's Europe Franchising Services S.A.R.L., McDonald's Corporation, and McD Europe Franchising S.A.R.L (collectively, the "Company") entered into a Transaction Settlement Agreement (the "Agreement") with Denis Hennequin, pursuant to which the parties set forth the terms of Mr. Hennequin's departure from the Company. As set forth in the Agreement, Mr. Hennequin resigned from his position as President, Europe effective November 30, 2010. Pursuant to the terms of the Agreement, the Company will pay Mr. Hennequin a lump sum settlement indemnity in the amount of 310,000 euro. In exchange, Mr. Hennequin is subject to confidentiality covenants and a covenant not to solicit or hire any employee of the Company or its affiliates for the two-year period following the effective date of his resignation. Mr. Hennequin also waived all claims, including for the payment of an annual bonus for 2010, against the Company and its affiliates relating to the performance and termination of his employment with the Company.

Further, the Agreement reiterates that Mr. Hennequin remains subject to the one-year non-competition restriction contained in his employment agreement. The Agreement also acknowledges that pursuant to Mr. Hennequin's employment agreement, the terms of certain incentive awards and French law, Mr. Hennequin is entitled to: (1) 43,866 euro, which represents the remaining portion of an expatriate premium, (2), a pro-rata payout pursuant to the 2010-2012 Cash Performance Unit Plan, based on McDonald's Corporation's performance and payable in 2013, (3) the ability to exercise any vested stock options until February 28, 2011, provided, however, that Mr. Hennequin is prohibited from selling any underlying shares for a period of four years from the applicable grant date and (4) amounts in respect of 42 days of accrued and unused vacation.

Pursuant to the Agreement, if Mr. Hennequin fails to comply with the non-solicitation or non-compete obligations or the sale restrictions relating to his stock options, the Company will be entitled to a receive from Mr. Hennequin a payment in an amount not less than the remuneration received by Mr. Hennequin during the last six months of his employment agreement.

Item 9.01.   Financial Statements and Exhibits.

(d)   *Exhibits.*

99   Transaction Settlement Agreement between Denis Hennequin and the Company, dated December 20, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

McDONALD'S CORPORATION
(Registrant)

Date: December 20, 2010

By: /s/ Denise A. Horne
Denise A. Horne
Corporate Vice President -
Associate General Counsel and Assistant Secretary

Exhibit Index

Exhibit No. 99   Transaction Settlement Agreement between Denis Hennequin and the Company, dated December 20, 2010

Exhibit 99

TRANSACTION

SETTLEMENT AGREEMENT

ENTRE LES SOUSSIGNÉS	**BETWEEN THE UNDERSIGNED**

McDONALD' S EUROPE FRANCHISING SERVICES S.A.R.L.,

McDONALD'S EUROPE FRANCHISING SERVICES S.A.R.L.,

Société de droit français au capital de 20.000 €, dont le siège social est situé 1 rue Gustave Eiffel, 78280 Guyancourt, France, immatriculée au Registre du Commerce et des Sociétés de Versailles sous le numéro 511 811 547, représentée aux présentes par Monsieur Donald Thompson, dûment habilité à l'effet des présentes.

A company governed by the laws of France with a share capital of € 20,000, whose registered office is located at 1 rue Gustave Eiffel, 78280 Guyancourt, France, registered with the Trade and Companies Register of Versailles under the number reference 511 811 547, represented by Mr. Donald Thompson, duly empowered for the purposes hereof.

Ci-après désignée comme « MEFS »,

Hereafter referred to as "MEFS",

McDONALD's CORPORATION,

McDONALD's CORPORATION,

Une société soumise au droit de l'Etat du Delaware (U.S.A.), dont le siège social est situé au 2915 Jorie Blvd., Oak Brook, IL 60523, représentée aux présentes par Monsieur Richard Floersch, dûment habilité à l'effet des présentes.

A Company organized under the laws of Delaware in the United States of America, whose registered office is located at 2915 Jorie Blvd., Oak Brook, IL 60523, represented by Mr. Richard Floersch, duly empowered for the purposes hereof.

Ci-après « McD. Corp. »,

Hereafter referred to as "McD. Corp.",

MCD EUROPE FRANCHISING S.À.R.L. ,

MCD EUROPE FRANCHISING S.À.R.L.,

Société de droit luxembourgeois, dont le siège social est sis 9, rue du Laboratoire, L-1911 Luxembourg, agissant via sa succursale suisse établie à Genève et sise 5 rue Pedro-Meylan, c/o Baker & McKenzie, avocats, 1208 Genève, représentée aux présentes par Christoph Hammer, dûment habilité à l'effet des présentes.

A company governed by the laws of Luxembourg whose registered office is at 9, rue du Laboratoire, L-1911 Luxembourg, acting through its Swiss branch located in Geneva at rue Pedro-Meylan 5, c/o Baker & McKenzie, avocats, 1208 Genève, represented for the purposes hereof by Christoph Hammer, duly empowered for the purposes hereof.

Ci-après « MEF »,

Hereafter referred to as "MEF",

Ci-après désignées collectivement comme la « Société »,

Hereafter collectively referred to as the "Company",

D'UNE PREMIERE PART,

ON THE FIRST HAND,

ET	**AND**
Monsieur Denis HENNEQUIN,	**Mr. Denis HENNEQUIN,**
De nationalité française, immatriculé à la sécurité sociale sous le numéro xxxxxxxxxxxx, domicilié xxxxxxxxxxxxx.	A French national registered with the French Social security system under number xxxxxxxxxxxxx, residing at xxxxxxx xxxxxx.
Ci-après désigné « Monsieur Hennequin »,	Hereafter referred to as "Mr. Hennequin",
D'UNE DEUXIEME PART,	**ON THE SECOND HAND,**
<u>**ETANT EXPOSE QUE :**</u>	<u>**WHEREAS:**</u>
Monsieur Hennequin a été engagé par le Groupe McDonald's (le Groupe McDonald's est défini ci-après comme incluant McD. Corp., toutes ses filiales directes et indirectes et toute société apparentée) le 12 mars 1984 et à la date de sa démission du Groupe McDonald's, il occupait la fonction de « Président Europe », statut Cadre.	Mr. Hennequin joined the Group McDonald's (Group McDonald's is hereafter defined to include McD. Corp. and all of its direct and indirect subsidiaries and affiliates) on March 12, 1984 and at the date of his resignation from Group McDonald's, held the position of "President Europe" with executive ("cadre") status.
Par e-mail en date du 1er novembre 2010, confirmé par lettre du 15 novembre 2010, Monsieur Hennequin a fait connaître sa décision de quitter la Société, et d'être dispensé d'effectuer son préavis de 3 mois prévu dans son contrat de travail.	By e-mail dated November 1st, 2010, confirmed by letter dated November 15, 2010, Mr. Hennequin informed the Company of his decision to leave the Company and to be released from his three-month notice in his employment contract.
Monsieur Hennequin a contesté les montants devant lui être versés dans le cadre de la rupture de son contrat de travail.	Mr. Hennequin disputed the amounts to be paid to him in connection with the termination of his employment contract.
Monsieur Hennequin a, en particulier, fait valoir qu'il était en droit de recevoir les sommes qui devaient lui être versées par la Société en application du Plan de Primes sur Objectifs (« TIP ») de McD. Corp. et qu'il devait bénéficier d'un traitement favorable dans l'application de son plan de stock-options et d'actions gratuites (RSUs).	Mr. Hennequin has, in particular, underlined that he was entitled to payments from the Company according to the McD. Corp. Target Incentive Plan (hereafter referred to as the "TIP") and favorable treatment for his stock option and RSU awards.
La Société a fait valoir que ces droits seraient déterminés conformément aux termes et conditions du TIP et des plans de stock-options et d'attribution d'actions gratuites (RSUs) visés par Monsieur Hennequin.	The Company outlined that these benefits would be determined according to the terms and conditions of TIP and the terms of the stock option and RSU awards cited by Mr. Hennequin.
La Société précisait, notamment, que Monsieur Hennequin n'était pas en droit de recevoir de paiement en application des termes du TIP et que le plan de stock-options et	The Company indicated, in particular, that Mr. Hennequin was not entitled to any payment according to the provisions of the TIP and that the terms of the stock option and RSU awards

d'actions gratuites (RSUs) qui lui était applicable ne prévoyait pas de traitement particulier en sa faveur.

Devant ce désaccord, chaque partie restant sur ses positions, elles ont décidé, afin d'éviter les coûts, les délais, la publicité et les aléas inhérents à tout différend qui se poursuivrait, de se rapprocher et de régler la situation par voie d'Accord Transactionnel (ci-après cet « Accord »), moyennant des concessions réciproques.

AINSI, APRES DISCUSSIONS ET CONCESSIONS RECIPROQUES ET EN VUE DE METTRE FIN SANS RESERVE AU DIFFEREND QUI LES OPPOSE, LES PARTIES SE SONT RAPPROCHEES ET SONT CONVENUES A TITRE TRANSACTIONNEL, IRREVOCABLE ET DEFINITIF DE CE QUI SUIT :

ARTICLE 1

Monsieur Hennequin rappelle que sa démission sera effective à compter du 30 novembre 2010.

La Société accepte de dispenser Mr. Hennequin de tout préavis à compter de cette date.

ARTICLE 2

2.1 Sans reconnaître le bien fondé de la position et des prétentions de Monsieur Hennequin, mais dans un souci de conciliation, la Société accepte de payer à celui-ci, aux termes de cet Accord, et à titre d'indemnité forfaitaire, transactionnelle et définitive, une somme globale brute de **trois cent dix mille Euros (310.000 €)**, qui sera soumise à impôt sur le revenu et à charges sociales ainsi qu'à la CSG et à la CRDS applicables.

2.2 Cette indemnité transactionnelle couvre tout particulièrement toutes prétentions et demandes de Monsieur Hennequin au titre de ses éléments variables de rémunération, et notamment ce qui suit :

- bonus TIP 2010 ;
- le traitement des stock-options et actions gratuites (RSUs).

did not provide for a particular treatment in his favour.

In light of this disagreement where each party upheld its positions, they decided, in order to avoid the costs, expense, time, publicity and risks of an extended dispute, to reach an amicable resolution of this situation by means of a Settlement Agreement (this "Agreement") in exchange for reciprocal concessions.

NOW, THEREFORE, AFTER DISCUSSIONS AND RECIPROCAL CONCESSIONS, AND IN ORDER TO SETTLE THEIR DISAGREEMMENT, THE PARTIES HAVE COME TO AN AGREEMENT ON THE FOLLOWING IRREVOCABLE AND FINAL SETTLEMENT:

ARTICLE 1

Mr. Hennequin reminds that his resignation will be effective as from November 30, 2010.

The Company agrees to release Mr. Hennequin from the performance of his notice period as from this date.

ARTICLE 2

2.1 Without acknowledging that the position and claims of Mr. Hennequin have grounds, but with a view of conciliation, the Company hereby accepts to pay to him, according to the terms provided in this Agreement, and as a lump-sum and final settlement indemnity, a gross amount of **three hundred ten thousand Euros (310,000 €)**, which shall be subject to the applicable income tax and social security contributions, as well as CSG and CRDS contributions.

2.2 This settlement indemnity compensates in particular any pretentions and claims that Mr. Hennequin may have with respect to his variable remuneration and in particular the:

- 2010 TIP bonus;
- the treatment of his stock options and RSUs.

2.3 L'indemnité transactionnelle visée à l'article 2.1 ci-dessus sera réglée à Monsieur Hennequin, après déduction de l'impôt sur le revenu Suisse et des charges sociales françaises, de la CSG et de la CRDS applicables, au plus tard le 31 décembre 2010. Monsieur Hennequin reconnait que la Société n'est pas responsable du paiement de l'impôt sur le revenu dû sur le montant de l'indemnité transactionnelle.

ARTICLE 3

McD. Corp. et Monsieur Hennequin reconnaissent que ce dernier est en droit de bénéficier du Plan de Performance « Cash Perfomance Unit Plan 2010-2012 » (ci-après désigné « CPUP ») conformément aux règles d'attribution du CPUP pour 2010-2012 et selon les performances du Groupe McDonald's déterminées selon le Comité de Rémunération du Conseil d'Administration (« Board of Directors ») de McD. Corp. à la fin du cycle CPUP 2010-2012. Le paiement du CPUP de Monsieur Hennequin lui sera versé à la fin normale du cycle CPUP en 2013 (aux alentours du 1er mars 2013).

ARTICLE 4

Le Société accepte de payer à Monsieur Hennequin, au plus tard le 31 décembre 2010, la somme de 43.866 € qui représente la part restante à payer de la prime d'expatriation sur laquelle MEFS et Monsieur Hennequin ont trouvé un accord.

ARTICLE 5

La Société s'engage par ailleurs à verser à Monsieur Hennequin l'indemnité compensatrice de congés payés, correspondant à 42 jours, acquise à la date de rupture de son contrat de travail, soit le 30 novembre 2010.

2.3 The settlement indemnity cited in Article 2.1 above shall be paid to Mr. Hennequin, after deduction of the applicable Swiss income tax and French social security charges and the CSG and CRDS, no later than December 31, 2010. Mr. Hennequin acknowledges that the Company is not responsible for the payment of income tax due on such settlement indemnity.

ARTICLE 3

McD. Corp. and Mr. Hennequin acknowledged that he is entitled to a payout under the "Cash Performance Unit Plan 2010-2012" (hereafter the "CPUP") consistent with the administrative guidelines for the 2010-2012 CPUP awards and based on Group McDonald's performance as determined by the Compensation Committee of the Board of Directors of McD. Corp. at the end of the 2010-2012 CPUP cycle. Mr. Hennequin's CPUP payment will be payable on the normal CPUP payment cycle in 2013 (on or about, March 1, 2013).

ARTICLE 4

The Company agrees to pay to Mr. Hennequin, no later than December 31, 2010, the amount of 43,866 € which represents the remaining portion of expatriate premium to be paid that was previously agreed to between MEFS and Mr. Hennequin.

ARTICLE 5

The Company further undertakes to pay to Mr. Hennequin the 42 days of paid vacation indemnity accrued up until the date of the termination of his employment contract, i.e., on November 30, 2010.

ARTICLE 6

Monsieur Hennequin reconnaît que les montants spécifiés aux articles ci-dessus couvrent l'intégralité des sommes et avantages, de quelque nature que ce soit, qui lui sont dus par le Groupe McDonald's, à quelque titre que ce soit, et l'indemnisent de toutes sommes qu'il aurait pu engager dans le cadre ou au titre des diverses fonctions occupées par lui au sein du Groupe McDonald's, et qu'il est satisfait dans tous ses droits sans exception ni réserve.

ARTICLE 7

7.1 Conformément aux attributions de stock options en vigueur, Monsieur Hennequin bénéficie d'un délai de 90 jours à compter du 30 novembre 2010, c'est-à-dire jusqu'au 28 février 2011, pour exercer les stocks options non exercées qu'il a déjà acquises (« vested ») conformément au document d'information. Aucune stock option ne deviendra acquise (« vested ») après la fin du contrat de Mr. Hennequin et toute stock option non-acquise au 30 novembre 2010 sera immédiatement perdue.

Une liste des stock options acquises (« vested ») et non exercées à la date de cet Accord figure en Annexe A. Au-delà de ce délai, toute option non exercée sera définitivement perdue.

7.2 Les actions gratuites (« RSUs ») en cours d'acquisition par Monsieur Hennequin seront définitivement perdues à la date d'expiration de son contrat de travail.

7.3 Monsieur Hennequin accepte que la Société pourra, le cas échéant, prélever le montant correspondant à la part salariale des cotisations sociales sur tout montant qui sera dû Monsieur Hennequin par la Société , y compris sur le prix de vente des actions sous-jacentes, ou tout règlement restant à lui devoir.

ARTICLE 6

Mr. Hennequin hereby acknowledges that the amounts specified in the above articles shall cover all the amounts and benefits, of any type whatsoever, that may be owed to him by Group McDonald's, in any connection whatsoever, and indemnify him for any amount he may have exposed in the framework or in relation to the various positions held by him within the Group McDonald's, and that all his rights have been satisfied, without any exceptions or reservations whatsoever.

ARTICLE 7

7.1 Pursuant to the terms of the applicable stock option awards, Mr. Hennequin will have 90 calendar days following November 30, 2010, specifically February 28, 2011, to exercise any unexercised stock options which have already vested in accordance with their terms. No stock options will vest following Mr. Hennequin's termination and all unvested stock options on November 30, 2010 will be immediately forfeited.

A list of vested and unexercised stock options as of the date of this Agreement is attached as Exhibit A. Beyond that time, any unexercised options will be completely forfeited.

7.2 Mr. Hennequin's unvested restricted stock units will be forfeited on the date of termination of his employment contract.

7.3 Mr. Hennequin agrees that the Company may, if necessary, withhold an amount corresponding to the employee's portion of social contributions due from any amount due to Mr. Hennequin by the Company, including from the proceeds of the sale of shares, or from any payment that may remain due to him.

7.4 La Société rappelle à Monsieur Hennequin que, conformément aux dispositions de ses attributions de stock options, il n'aura pas la possibilité de céder les actions qui résultent de l'exercice des stock options qui lui ont été attribuées conformément aux dites attributions de stock options, pendant une période de quatre ans à compter de la date d'attribution des stock options et il n'aura pas la possibilité de transférer les actions sur un compte détenu auprès d'une autre banque. durant la même période.

Le non respect de cette obligation exposerait Monsieur Hennequin à la pénalité prévue à l'article 13 de cet Accord.

ARTICLE 8

Monsieur Hennequin s'engage,le 30 novembre 2010 au plus tard, à remettre à la Sociététous les documents et matériels appartenant au Groupe McDonald's, ainsi que tous documents, quelle qu'en soit la nature, concernant leurs activités, leurs produits, leurs clients ou les membres de leur personnel.

Monsieur Hennequin s'engage à coopérer à la bonne exécution de toute formalité qui serait nécessaire du fait de sa démission telle qu'identifiée par la Société et à transférer à la société concernée au sein du Groupe McDonald's toute action qui aurait pu lui être prêtée au titre de l'exercice de ses fonctions au sein du Group McDonald's et à réaliser toute formalité qui pourrait être nécessaire à cet effet.

La Société rappelle à Monsieur Hennequin et ce dernier accepte, qu'à compter du 30 novembre 2010, il ne sera plus autorisé à occuper l'appartement qui a été mis à sa disposition à Genève par le Groupe McDonald's et exige qu'il procède à l'enlèvement de ses effets personnels au plus tard le 30 Novembre 2010.

Monsieur Hennequin reconnaît qu'il supportera l'ensemble des dépenses et coûts liés au déménagement.

7.4 The Company reminds to Mr. Hennequin that pursuant to the terms of his stock option awards, for a period of four (4) years from the date of grant of each stock option award, he will be restricted from selling shares that result from the exercise of the respective stock option award and he will have no possibility to transfer the shares to another bank account during this period.

Failure to comply with this obligation would expose Mr. Hennequin to the penalty stated under Article 13 of this Agreement.

ARTICLE 8

On or before November 30, 2010, Mr. Hennequin undertakes to return to the Company, all the documents and equipments belonging to the Group McDonald's, and any documents, of whatever nature, concerning their activities, their products, their clients, or the members of their personnel.

Mr. Hennequin undertakes to cooperate to the good performance of any formality which may be necessary due to his resignation as determined by the Company, and to transfer to the respective company within Group McDonald's any share which might have been lent to him in the framework of the performance of his functions within Group McDonald's and to carry out any formality which may be necessary for this purpose.

The Company reminds Mr. Hennequin and he agrees that effective November 30, 2010, he is no more entitled to inhabit the apartment in Geneva put at his disposal by Group McDonald's, and requires that Mr. Hennequin removes his personal belongings no later than November 30, 2010.

Mr. Hennequin acknowledges that he will support any expenses or costs related to the removal.

ARTICLE 9

9.1 Monsieur Hennequin s'engage à ne pas donner, procurer ou fournir, de quelque manière que ce soit, directement ou indirectement, à toute personne, firme, association ou société, tout secret d'affaire ou toute information confidentielle concernant en particulier les activités du Groupe McDonald's, et ses clients, produits, dirigeants et anciens dirigeants, membres du personnel, franchisés ou agents (ci-après collectivement désignés des « Personnes Liées »), sauf à obtenir préalablement et par écrit l'autorisation du Directeur Juridique de McD. Corp.

9.2 Monsieur Hennequin s'engage par ailleurs à ne pas perturber , interférer ou provoquer toute perturbation dans l'activité du Groupe McDonald's et , directement ou indirectement, par tout moyen ou de quelque manière que ce soit, qu'il agisse en son propre nom, de façon anonyme, ou en utilisant un pseudonyme ou tout autre moyen, de faire, dire, écrire, confirmer ou autre, communiquer ou publier au bénéfice de toute personne ou entité, par écrit, acte ou omission ou toute autre moyen, que ce soit qui puisse dénigrer ou causer un dommage au Groupe McDonald's, sesà ses activités, ou aux Personnes Liées.

Sans limiter la généralité de ce qui précède, Monsieur Hennequin accepte également, pendant les deux (2) années qui suivront la fin de son contrat de travail, de s'abstenir, directement ou indirectement, de faire toute déclaration publique ou contribuer à des articles ou des livres sur McDonald's, ses activités ou les Personnes Liées , ou d'accorder des entretiens à tous représentants des medias sur le Groupe McDonald's, ses activités ou toutes Personnes Liées, sans le consentement écrit du Président ("Chief Executive Officer") de McD. Corp.

ARTICLE 9

9.1 Mr. Hennequin agrees not to give, procure or supply, in any manner whatsoever, whether directly or indirectly, to any person, firm, association or company, any trade secrets (« *secret d'affaires* ») or any confidential information concerning *inter alia* Group McDonald's business activities, and their clients, their products, their directors, former directors management, members of their personnel, franchises, or agents (together, the "Related Persons"), except with the prior written authorization from the General Counsel of McD. Corp.

9.2 Mr. Hennequin hereby further agrees not to disrupt, interfere or cause any disturbance to Group McDonald's business or, directly or indirectly, by any means or in any medium, and whether in his own name, anonymously, using a pseudonym or otherwise, do, say, write, confirm or otherwise, communicate or publish to any person or entity, by word, action, omission or otherwise, anything that would disparage or cause damage to Group McDonald's, their business activities, or the Related Persons.

Without limiting the generality of the foregoing, Mr. Hennequin further agrees that, for two (2) years following the termination of his employment contract, he will not, directly or indirectly, make any public disclosures or contribute to any articles or books about the Group McDonald's, their business activities or Related Persons or grant an interview to any representative of the public media regarding Group McDonald's, their business activities or any Related Persons, without the prior written consent of the Chief Executive Officer of McD. Corp.

9.3 Monsieur Hennequin s'interdit, pendant une période de deux (2) ansdébutant le 1er décembre 2010:

i.   de proposer un emploi à toute personne qui était, au 30 novembre 2010 ou au cours des six (6) mois précédents cette date, un salarié du Groupe McDonald's, ou de tenter, par quelque moyen que ce soit, directement ou indirectement, de persuader ou d'inciter cette personne à accepter un autre emploi ou à quitter la Société ou toute autre société du Groupe McDonald's, et

ii. d'embaucher, ou de faire embaucher par un tiers avec qui Monsieur Hennequin est en relations d'affaires, toute personne qui était, au 30 novembre 2010 ou au cours des six (6) mois précédents, un salarié du Groupe McDonald's.

9.4 Monsieur Hennequin s'engage à coopérer pleinement avec la Société et le Groupe McDonald's pour toutes enquêtes en cours ou futures, accusations, plaintes, poursuites judiciaires ou toutes autres réclamations dans l'hypothèse où le Groupe McDonald's considérerait que celui-ci pourrait être en possession d'informations ou pourrait être un témoin dans le cadre d'une enquête, accusation, plainte, action judiciaire ou toute autre réclamation. Monsieur Hennequin s'engage à coopérer aux demandes de McDonald's afin que ce dernier puisse remplir toutes les obligations de communication d' informations auxquelles il serait tenu envers la «Stock Exchange Commission » (SEC) ou le "New York Stock Exchange" ou toute autre autorité française ou américaine.

ARTICLE 10

Monsieur Hennequin reconnaît qu'il reste lié par l'obligation de non-concurrence stipulée à l'Article 16 de son contrat de travail pour une période d'un an commençant le 1er décembre 2010. La Société s'engage à payer une indemnité de non-concurrence à Monsieur Hennequin conformément aux termes de son contrat de travail.

9.3 Mr. Hennequin undertakes, for a period of two (2) years beginning on December 1, 2010:

i.   not to propose to any person who was, on November 30, 2010 or during the six (6) months preceding this date, an employee of Group McDonald's, or to attempt by any means, directly or indirectly, to persuade or incite this person to accept another employment or to leave Group McDonald's; and

ii. not to hire any person who was an employee of Group McDonald's on November 30, 2010 or during the six (6) months preceding this date, or to have him/her hired by a third party with whom Mr. Hennequin has business relations.

9.4 Mr. Hennequin undertakes to fully cooperate with the Company and Group McDonald's in any pending or future investigations, charges, complaints, lawsuits or other claims in the event Group McDonald's determines that he may have information or may be a witness relating to the investigation, charge, complaint, lawsuit or other claim. In addition, Mr. Hennequin undertakes to cooperate with Group McDonald's requests relating to its disclosure obligations under the U.S. Securities Exchange Commission, the New York Stock Exchange, or any other French or United States authorities.

ARTICLE 10

Mr. Hennequin acknowledges that he remains bound by the non-compete obligation provided in Article 16 of his employment contract for a 1-year period starting on December 1, 2010. The Company undertakes to pay a non-compete indemnity to Mr. Hennequin in accordance with the terms of his employment contract.

ARTICLE 11

Monsieur Hennequin reconnaît qu'il est soumis à un dispositif d'égalisation fiscale et de sécurité sociale, conformément aux termes de l'Article 18 de son contrat de travail en date du 1er octobre 2010, pour la période allant du 1er octobre 2010 au 30 novembre 2010 (excluant tout particulièrement les paiements prévus par les articles 2, 3, 4 et 10 de cet Accord). Par ailleurs, la Société ne sera pas tenue à cette obligation d'égalisation fiscale et sociale au titre des actions postérieures qui seraient entreprises par Monsieur Hennequin et qui auraient un effet sur la fiscalité des revenus payés avant le 30 novembre 2010.

Dès notification du montant des impôts suisses dus par Monsieur Hennequin, ce dernier s'engage à payer ce montant au plus tard le 7 décembre 2010 à la Société.

Monsieur Hennequin sera seul responsable du paiement des impôts français (et le cas échéant suisse), dus sur les paiements et les gains perçus après le 30 novembre 2010.

La Société préparera les déclarations de revenus de 2010 de Monsieur Hennequin, et ce dernier accepte de coopérer avec la personne en charge de préparer ses déclarations choisie par la Société. Monsieur Hennequin sera responsable de tout intérêt de retard ou pénalités qui résulteraient de sa non coopération avec la personne choisie pour préparer ses déclarations de revenus. Monsieur Hennequin sera seul responsable de la préparation de ses déclarations de revenus pour 2011.

La Société se réserve le droit de procéder à compensation, pour toutes les sommes qui lui seraient dues en raison de l'égalisation fiscale et sociale, sur tous futurs montants ou avantages dus à Monsieur Hennequin, y compris, en particulier, tout futur paiement en application du CPUP.

ARTICLE 11

Mr. Hennequin acknowledges that he is subject to tax and social security equalization, as defined in Article 18 of his contract dated October 1, 2010, for the period of October 1, 2010 through November 30, 2010 (specifically excluding the payments provided for in Articles 2, 3, 4 and 10 of this Agreement). Further, the Company is not responsible for any tax and social security equalization obligation that may result from subsequent actions undertaken by Mr. Hennequin which would change the tax consequences of income paid prior to November 30, 2010.

Upon notification of the Swiss liability, Mr. Hennequin agrees to remit the Swiss tax liability to the Company no later than December 7, 2010.

Mr. Hennequin is solely responsible for any French tax (and if any Swiss tax) due on payments or gains remitted after November 30, 2010.

The Company will prepare Mr. Hennequin's 2010 tax returns, and Mr. Hennequin agrees to cooperate with the tax preparer chosen by the Company. Mr. Hennequin is responsible for any and all interest or penalties that may be assessed as a result of his unwillingness to work the chosen tax preparer. Mr. Hennequin is solely responsible for the preparation of his 2011 tax returns.

The Company reserves the right to withhold any amounts, which would be due to the Company as a result of tax and social security equalization, from any future benefits or payments to be paid to Mr. Hennequin, including specifically any future payment pursuant to CPUP.

ARTICLE 12

Conformément à l'article 2052 du Code Civil, Monsieur Hennequin renonce expressément, tant à l'encontre du Groupe McDonald's que de l'ensemble de ses dirigeants, à toutes réclamations ou actions relatives à l'exécution, la cessation et/ou les conséquences de l'exécution ou de la cessation de toutes les fonctions occupées par lui au sein du Groupe McDonald's.

ARTICLE 13

Toute infraction aux obligations de non-sollicitation (Article 9), de non-concurrence (Article 10), ainsi qu'aux restrictions à la cession d'actions décrites à l'article 7.4 ci-dessus sera sanctionnée par le paiement d'une indemnité au moins égale aux rémunérations perçues Monsieur Hennequin pendant les six (6) derniers mois de l'existence de son contrat de travail, la Société se réservant le droit de prouver un préjudice supérieur et d'obtenir cessation du trouble et réparation par toutes voies et moyens de droit.

ARTICLE 14

Cet Accord est soumis à la loi française, tant pour son exécution que pour sa résiliation, et tout litige s'y rapportant sera de la compétence exclusive des tribunaux français.

ARTICLE 15

Les parties déclarent, chacune en ce qui la concerne, que leur consentement à cet Accord est libre et traduit leur volonté éclairée.

CetAccord est conclu dans les conditions des articles 2044 à 2058 du Code Civil et aura entre les parties l'autorité de la chose jugée en dernier ressort.

ARTICLE 12

In accordance with the provisions of Article 2052 of the French Civil Code, Mr. Hennequin hereby expressly waives, as against Group McDonald's as well as its officers and directors, any and all claims or actions in relation to the performance, the termination, and/or the consequences of the performance or the termination of all the duties held by him within Group McDonald's.

ARTICLE 13

Any failure to comply with the non-solicitation (Article 9), non-compete (Article 10) obligations as well as with the restrictions on the selling of shares as detailed in Article 7.4 above shall be sanctioned by the payment of an indemnity at least equal to the remuneration received by Mr. Hennequin during the last six (6) months of the existence of his employment contract, although the Company reserves the right to prove a greater prejudice and to obtain the cessation of the violation and due compensation by all legal means.

ARTICLE 14

This Agreement is governed by French law, both with respect to its performance and its termination. Any dispute relating hereto shall be subject to the exclusive jurisdiction of the French courts.

ARTICLE 15

The parties hereby respectively agree that their consent to this Agreement has in no way been the subject of any coercion, and that it expresses their intentions with full knowledge of the consequences.

This Agreement is being entered into under the conditions of Articles 2044 and following of the French Civil Code, and as between the parties hereto, it shall constitute *res* judicata and shall not be subject to any appeal.

ARTICLE 16

Monsieur Hennequin reconnaît parfaitement connaître le traitement des sommes versées au titre de cet Accord au regard des organismes de sécurité sociale, de chômage et de l'administration fiscale et que ces questions ne sauraient en aucun cas remettre en cause cet Accord. A cet égard, il est informé que l'indemnité transactionnelle qui lui est versée au titre de cet Accord sera déclarée aux administrations compétentes en tant que de besoin, et conformément à la loi.

ARTICLE 16

Mr. Hennequin acknowledges that he clearly understands the treatment of the amounts paid within the scope of this Agreement regarding the social security, unemployment and tax authorities, unemployment and that these issues will in no case affect the validity of this Agreement. For these purposes, he has been informed that the settlement indemnity that will be paid to him within the scope of this Agreement will be declared to the competent authorities as required, in compliance with law.

Fait en deux originaux à Paris, le December 20, 2010

/s/ Donald Thompson
Pour MEFS
Monsieur Donald Thompson
Dûment habilité

/s/ Denis Hennequin
Monsieur Denis Hennequin

/s/ Richard Floersch
Pour McD. Corp.
Monsieur Richard Floersch
Dûment habilité

/s/ Christoph Hammer
Pour MEF
Monsieur Christoph Hammer
Dûment habilité

*(chaque page doit être paraphée et, sur la dernière page, les signatures doivent être précédées de la mention manuscrite: *"lu et approuvé, bon pour transaction définitive et irrévocable et renonciation à action"***.)**